Profit and Loss

HotelierCo Retail LLC

Date Range: Jan 01, 2022 to Dec 31, 2022

H*CO

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	
Promotional Income	$300.06
Sales	$85,000.00
Total Income	**$85,300.06**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$85,300.06**
As a percentage of Total Income	**100.00%**
Operating Expenses	
Advertising & Promotion - General	$20,042.51
Advertising & Promotion - LinkedIn	$520.00
Advertising & Promotion - Social Media Management	$9,868.80
Advertising & Promotion- Facebook	$7,602.39
Bank Service Charges	$215.00
Computer – Hardware	$1,015.41
Computer – Hosting	$1,027.44
Computer – Internet	$129.00
Computer – Software	$6,399.70
Crowdfunding CF Cost - Wefunder Fee	$10,575.79
Office Supplies	$54.13

Operating Expenses

Professional Fees - Accounting & Audit	$4,000.00
Professional Fees - Other	$429.32
Professional Fees – Legal	$17,500.00
Rent Expense	$4,100.00
Travel Expense	$2,550.90
Total Operating Expenses	**$86,030.39**

Net Profit	**-$730.33**
As a percentage of Total Income	**-0.86%**